Filed Pursuant to Rule 433
Registration Statement Numbers 333-202913 and 333-180300-03

Fact Sheet (J538)
February 17, 2016

Credit Suisse – Return Enhanced Notes due March 8, 2017 Linked to the Performance of an Equally Weighted Basket Consisting of Three Underlyings

Trade Details & Characteristics
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Pricing Date:	Expected to be February 19, 2016.
Settlement Date:	Expected to be February 24, 2016.
Basket:	The notes are linked to the performance of an equally weighted basket consisting of the Consumer Discretionary Select Sector SPDR® Fund (“XLY”), the Technology Select Sector SPDR® Fund (“XLK”) and the Health Care Select Sector SPDR® Fund (“XLV”) (each a “Basket Component,” and together, the “Basket Components”).
Upside Leverage Factor:	3
Payment at Maturity:

A cash payment at maturity per $1,000 principal amount of notes equal to:

o   if the Final Basket Level is greater than the Initial Basket Level, $1,000 + $1,000 × the lesser of (i) the Maximum Return and (ii) the product of the Basket Return and the Upside Leverage Factor.

o   If the Final Basket Level is equal to the Initial Basket Level, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes.

o   if the Final Basket Level is less than the Initial Basket Level, $1,000 + ($1,000 × Basket Return).

Maximum Return:	Expected to be 18% (to be determined on the Pricing Date).
Basket Return:	(Final Basket Level – Initial Basket Level) / Initial Basket Level
Initial Basket Level:	Set equal to 100 on the Pricing Date.
Final Basket Level:	The arithmetic average of the level of the Basket on each of the five Valuation Dates. The level of the Basket on any Valuation Date will be calculated as follows:

100 × [1 + (XLY Return × 33.33%) + (XLK Return × 33.33%) + (XLV Return × 33.33%)]

The “XLY Return,” the “XLK Return” and the “XLV Return” are the respective Component Returns for each Basket Component on the applicable Valuation Date.

Component Return:	With respect to each Basket Component:
(Final Level – Initial Level) / Initial Level
Initial Level:	For each Basket Component, the closing level of such Basket Component on the Pricing Date. In the event that the closing level for any Basket Component is not available on the Pricing Date, the Initial Level for such Basket Component will be determined on the immediately following trading day on which a closing level for such Basket Component is available.
Final Level:	For each Basket Component on any Valuation Date, the closing level of such Basket Component on such Valuation Date.
Valuation Dates:	February 27, 2017, February 28, 2017, March 1, 2017, March 2, 2017, March 3, 2017 (each a “Valuation Date” and March 3, 2017, the “Final Valuation Date”), subject to postponement as described in the applicable pricing supplement and product supplement.
Maturity Date:	March 8, 2017, subject to postponement as described in the applicable pricing supplement and product supplement.
Fees:	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.
Return Characteristics
•	Provides opportunity for a return at maturity of 3 times the appreciation, if any, of an equally weighted basket consisting of the Consumer Discretionary Select Sector SPDR® Fund, the Technology Select Sector SPDR® Fund and the Health Care Select Sector SPDR® Fund, subject to the Maximum Return. Accordingly, if the Basket Return is equal to or greater than 6%, you will receive the Maximum Return on the notes of 18%, which entitles you to a maximum payment at maturity of $1,180 for every $1,000 principal amount of notes that you hold. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the level of the Basket declines. You could lose your entire investment.

Product Risks
•	Investment may result in a loss of up to 100%. If the Final Basket Level is less than the Initial Basket Level, you will be fully exposed to the depreciation in the Basket.

•	The notes do not pay interest.

•	Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

Hypothetical Payment at Maturity*

Basket Return	Total Return	Payment at Maturity
30.00%	18.00%	$1,180.00
25.00%	18.00%	$1,180.00
15.00%	18.00%	$1,180.00
10.00%	18.00%	$1,180.00
6.00%	18.00%	$1,180.00
5.00%	15.00%	$1,150.00
0.00%	0.00%	$1,000.00
-5.00%	-5.00%	$950.00
-10.00%	-10.00%	$900.00
-20.00%	-20.00%	$800.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.00%	$0.00

* The table illustrates the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Basket assuming an Upside Leverage Factor of 3 and a Maximum Return of 18%. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Final Basket Level. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

J.P. Morgan

Placement Agent

Product Risks (continued)

•	Movements in the level of the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Components increases, the level of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components.

•	Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes.

•	If the Final Basket Level is greater than the Initial Basket Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return, regardless of the appreciation of the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 18%. Accordingly, if the Basket Return is equal to or greater than 6%, you will receive the Maximum Return on the notes of 18%, and you will be entitled to receive the maximum amount payable at maturity, which is expected to be $1,180 for every $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	Although shares of the Basket Components are listed for trading on the NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Basket Components or that there will be liquidity in the trading market. Each Basket Component is subject to management risk, which is the risk that a fund's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to each Basket Component's investment strategy or otherwise, its investment advisor may add, delete or substitute the assets held by such Basket Component. Any of these actions could adversely affect the price of the shares of each Basket Component and consequently the value of the notes.

•	The Consumer Discretionary Select Sector SPDR® Fund will generally invest in all of the equity securities included in the Select Sector Consumer Discretionary Index, the Technology Select Sector SPDR® Fund will generally invest in all of the equity securities included in the Select Sector Technology Index, and the Health Care Select Sector SPDR® Fund will generally invest in all of the equity securities included in the Select Sector Health Care Index, each such index a “Tracked Index,” but may not fully replicate such Tracked Index. There may be instances where Standard & Poor’s and SSgA Funds Management, Inc. (“SSFM”), the Basket Components’ investment advisor, may choose to overweight another stock in the Tracked Index for a Basket Component, purchase securities not included in the Tracked Index for a Basket Component that SSFM believes are appropriate to substitute for a security included in such Tracked Index or utilize various combinations of other available investment techniques. In addition, the performance of each Basket Component will reflect additional transaction costs and fees that are not included in the calculation of its Tracked Index. Finally, because the shares of the Basket Components are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of a Basket Component may differ from the net asset value per share of such Basket Component.

During periods of market volatility, securities held by a Basket Component may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of a Basket Component and the liquidity of a Basket Component may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in a Basket Component. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Basket Component. As a result, under these circumstances, the market value of shares of a Basket Component may vary substantially from the net asset value per share of such Basket Component. For these reasons, the performance of each Basket Component may not correlate with the performance of its Tracked Index.

•	All of the stocks included in the Consumer Discretionary Select Sector SPDR® Fund are issued by companies in the consumer discretionary sector. As a result, the stocks that will determine the performance of the Consumer Discretionary Select Sector SPDR® Fund are concentrated in the consumer discretionary sector. All of the stocks included in the Technology Select Sector SPDR® Fund are issued by companies in the technology sector. As a result, the stocks that will determine the performance of the Technology Select Sector SPDR® Fund are concentrated in the technology sector. All of the stocks included in the Health Care Select Sector SPDR® Fund are issued by companies in the health care sector. As a result, the stocks that will determine the performance of the Health Care Select Sector SPDR® Fund are concentrated in the health care sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks held by the Basket Components, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the consumer discretionary, technology and health care sectors. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

•	Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Basket from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Basket, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Basket Level, especially if there is a significant increase in the closing level of any of the Basket Components on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Basket, if any, between the Pricing Date and the Final Valuation Date.

•	The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	Credit Suisse currently anticipates that the value of the notes on the Pricing Date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

•	The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•	We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	In addition to the level of the Basket, the value of the notes may be influenced by factors such as the expected and actual volatility of the Basket and the Basket Components, the time to maturity of the notes, the dividend rate on the equity securities included in the Basket Components, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Basket or markets generally and which may affect the level of the Basket and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	Your return on the notes will not reflect the return you would realize if you actually owned the equity securities that comprise the Basket Components. The return on your investment is not the same as the total return based on the purchase of shares of the equity securities that comprise the Basket Components.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Basket Components.

•	The Calculation Agent will make anti-dilution adjustments for certain events affecting the shares of the Basket Components. However, an adjustment will not be required in response to all events that could affect the shares of the Basket Components. If an event occurs that does not require the Calculation Agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated February 17, 2016, Underlying Supplement dated May 4, 2015, Product Supplement No. JPM-III dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316011175/dp63561_424b2-j538.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.